Mail Stop 4561

March 8, 2007

Mr. Eric B. Heyer
Senior Vice President and Chief Financial Officer
American Bancorp of New Jersey, Inc.
365 Broad Street
Bloomfield, NJ 07003

> **Re:** **American Bancorp of New Jersey, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2006**
> **Filed December 14, 2006**
> **File No. 000-51500**

Dear Mr. Heyer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Donald Walker
Senior Assistant Chief Accountant